Exhibit 99.3

Press Release

INTERPOOL COMPLETES $80 MILLION IN NEW SECURED FINANCING
Proceeds Used to Pay For Container Equipment Purchases, Refinance an Existing Loan, and General Corporate Purposes

PRINCETON, NJ, March 12, 2004 - Interpool, Inc. today announced that the company has closed a secured bank financing of approximately $76 million with Fortis Bank of the Netherlands, with a second tranche of $4 million expected to follow. Proceeds from the financing are being used to finalize the acquisition of containers ordered last year, to refinance an existing loan, and for general corporate purposes.

"We're extremely pleased to have completed this transaction with a major international institution with a strong position in our industry. It has enabled us to complete the financing of the significant container acquisitions we made last year as well as improve our overall cash flow position for this year." said Martin Tuchman, Chairman and Chief Executive Officer. "The strong support of Fortis, as well as that of our other lenders and the equipment manufacturers, has been very gratifying."

Interpool is one of the world's leading suppliers of equipment and services to the transportation industry. The company is the world's largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company's SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Contact : Interpool, Inc.

James F. Walsh
(609) 452-8900
www.interpool.com